Exhibit 99.1

Jiayin Group Inc. Reports Third Quarter 2020 Unaudited Financial Results

--Completed transformation to 100% institutional funding--

--Eliminated outstanding loan balance of legacy P2P lending business--

SHANGHAI, November 30, 2020 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Operational and Financial Highlights :

•	Loan origination volume[1] was RMB3,330 million (US$490.5 million), representing a decrease of 29.4% from the same period of 2019, and an increase of 48.8% sequentially.
•	Average borrowing amount per borrower was RMB6,556 (US$965.6), representing a decrease of 12.0% from the same period of 2019.
•	Repeat borrowing rate[2] was 74.5%, compared with repeat borrowing rate of 52.7% in the same period of 2019.
•	Institutional funding accounted for 100% of the total loans facilitated, compared with 8.2% in the same period of 2019.
•	Net revenue was RMB401.3 million (US$59.1 million), representing a decrease of 21.4% from the same period of 2019, and an increase of 63.8% sequentially.
•	Operating income was RMB150.0 million (US$22.1 million), representing an increase of 79.6% from the same period of 2019, and an increase of 212.5% sequentially.
•	Net income was RMB88.4 million (US$13.0 million), representing an increase of 8.1% from the same period of 2019, and an increase of 115.1% sequentially.

Mr. Yan Dinggui, the Founder, Director and Chief Executive Officer, commented: “I am excited to report another solid quarter of strong business performance. Most notably, we completed the business transition upon which we embarked at the start of the year.  I am proud to announce that as of November 10, 2020, the outstanding loan balance of our legacy P2P lending business was reduced to zero!  This marks a significant milestone. Jiayin has successfully transformed to a finance technology company fully funded only by institutions. Considering that at this time one year ago, our platform funding was over 90% from individuals, this rapid transition demonstrates our agility and outstanding execution capability.”

Yan added, “In addition to successfully completing our funding transition, we continued to deliver encouraging business results despite the challenging environment. The loans we facilitated performed very well, investor confidence remained strong, we improved operating efficiency, and we maintained attractive profitability. In the quarter, our net income reached RMB88.4 million, up 8.1% year over year

[1]	“Loan origination volume” refers to the total amount of loans facilitated in Mainland China during the period presented.
[2]	“Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

and 115.1% sequentially. This remarkable improvement demonstrates both the effectiveness of our growth strategy and our strong execution. Jiayin always strives to operate conservatively but profitably. We believe that our strong underlying business and brand recognition will enable us to achieve robust growth for the coming years.”

Third Quarter 2020 Financial Results

Net revenue was RMB401.3 million (US$59.1 million), representing a decrease of 21.4% from the same period of 2019.

Revenue from loan facilitation services was RMB290.6 million (US$42.8 million), representing a decrease of 26.7% from the same period of 2019. The decrease was primarily due to the lower loan origination volume and the shift to institutional funding partners.

Revenue from post-origination services was RMB33.7 million (US$5.0 million), representing a decrease of 43.2% from the same period of 2019. The decrease was due to the lower outstanding loan balance.

Other revenue was RMB77.0 million (US11.3 million), representing an increase of 40.0% from the same period of 2019. The increase was primarily due to the variable consideration related to automated investment program recognized from loans previously facilitated under the P2P business.

Origination and servicing expenses were RMB59.5 million (US$8.8 million), representing a decrease of 41.1% from the same period of 2019, primarily due to the lower volume of loans facilitated by the Company and reduced collection costs as the company no longer provides such services under its new business model.

Allowance for uncollectable receivables, contract assets and loan receivables was RMB15.8 million (US$2.3 million), representing a decrease of 76.7% from the same period of 2019, primarily due to the the overall decrease of facilitation volume, as well as the relatively lower credit risk of the new business model.

Sales and marketing expenses were RMB99.5 million (US$14.7 million), representing a decrease of 34.7% from the same period of 2019, primarily due to the lower customer acquisition expenses and reduced advertising spending for promotional activities.

General and administrative expenses were RMB37.3 million (US$5.5 million), representing a decrease of 21.5% from the same period of 2019, primarily due to the decrease in share-based compensation expense and the decrease in salaries and personnel related costs, as well as other business-related expenses.

Research and development expenses were RMB39.2 million (US$5.8 million), representing a decrease of 33.1% from the same period of 2019, primarily due to the decrease in share-based compensation expense and a more streamlined team in the technology and development department resulting from the business transition.

Income from operations was RMB150.0 million (US$22.1 million), representing an increase of 79.6% from the same period of 2019, and an increase of 212.5% sequentially.

Other income (expense), net was a net loss of RMB32.8 million (US$4.8 million), compared with a net gain of RMB7.3 million for the corresponding period in 2019. The loss in this quarter was primarily due to the estimated loss of short-term investments.

Net income was RMB88.4 million (US$13.0 million), representing an increase of 8.1% from the same period of 2019, and an increase of 115.1% sequentially.

Cash and cash equivalents were RMB94.8 million (US$14.0 million) as of September 30, 2020, compared with RMB69.9 million as of June 30, 2020.

Conference Call

The Company will host a conference call to discuss its financial results on Monday, November 30, 2020 at 8:00 a.m. US. Eastern Time (9:00 PM Beijing/Hong Kong Time).

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5890747

A replay of the conference call may be accessed by phone at the following numbers until December 8, 2020. To access the replay, please reference the conference ID 5890747.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 30512780	+852 800963117
Mainland China		+86 4006322162 +86 8008700205

A live and archived webcast of the conference call will be available on the company’s investors relations website at  http://ir.jiayin-fintech.com/.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Ms. Shelley Bai

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of September 30,
	2019	2020
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	122,149	94,826	13,966
Restricted cash	—	2,000	295
Amounts due from related parties[3]	130,722	5,604	825
Accounts receivable, net[3]	139,164	116,227	17,118
Loan receivables, net[3]	—	17,965	2,646
Short-term investment[3]	69,618	33,698	4,963
Prepaid expenses and other current assets	91,002	56,546	8,328
Deferred tax assets	68,292	68,292	10,058
Property and equipment	39,084	24,488	3,607
Right-of-use assets	37,215	13,152	1,937
Long-term investment	3,826	99,640	14,675
TOTAL ASSETS	701,072	532,438	78,418
LIABILITIES AND EQUITY
Payroll and welfare payable	48,524	39,948	5,884
Amounts due to related parties	872	12,753	1,878
Refund liabilities	180,104	13,071	1,925
Tax payables	179,421	248,070	36,537
Accrued expenses and other current liabilities	158,705	81,681	12,030
Other payable related to the disposal of Shanghai Caiyin	839,830	680,683	100,254
Lease liabilities	35,215	11,101	1,635
TOTAL LIABILITIES	1,442,671	1,087,307	160,143
SHAREHOLDERS' DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 100,100,000 shares issued and outstanding as of December 31, 2019 and September 30, 2020)[4]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 116,000,000 shares issued and outstanding as of December 31, 2019 and September 30, 2020)[4]	0	0	0
Additional paid-in capital	777,408	799,602	117,769
Accumulated deficit	(1,519,731)	(1,352,471)	(199,197)
Other comprehensive income	469	(4,385)	(647)
Total Jiayin Group shareholder's deficit	(741,854)	(557,254)	(82,075)
Non-controlling interests	255	2,385	350
TOTAL SHAREHOLDERS' DEFICIT	(741,599)	(554,869)	(81,725)
TOTAL LIABILITIES AND DEFICIT	701,072	532,438	78,418

[3] The Company has adopted “ASC 326, Financial Instruments — Credit Losses” beginning January 1, 2020 . As of  now, the adoption of the new guidance did not have material impacts on the Company’s results of operations, financial condition or liquidity.

[4] The total shares authorized for both Class A and Class B are 10,000,000,000,000.

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenue (including revenue from related parties of RMB 654 and RMB 993 for 2019Q3 and 2020Q3, respectively)	510,773	401,310	59,107	1,887,556	959,825	141,367
Operating cost and expenses:
Origination and servicing	(101,128)	(59,478)	(8,760)	(354,929)	(174,341)	(25,678)
Allowance for uncollectible accounts receivable, contract assets and loan receivables	(67,780)	(15,845)	(2,334)	(182,325)	(56,971)	(8,391)
Sales and marketing	(152,364)	(99,500)	(14,655)	(492,336)	(257,584)	(37,938)
General and administrative	(47,465)	(37,273)	(5,490)	(154,405)	(112,099)	(16,510)
Research and development	(58,566)	(39,200)	(5,774)	(162,785)	(109,674)	(16,153)
Total operating cost and expenses	(427,303)	(251,296)	(37,013)	(1,346,780)	(710,669)	(104,670)
Income from operation	83,470	150,014	22,094	540,776	249,156	36,697
Interest income (expense)	88	2,488	366	(88)	7,727	1,138
Other income (expense), net	7,308	(32,763)	(4,825)	20,876	(28,611)	(4,214)
Income before income taxes and income from investment in affiliates	90,866	119,739	17,635	561,564	228,272	33,621
Income tax expense	(9,099)	(32,128)	(4,732)	(79,623)	(60,070)	(8,847)
Income from investment in affiliates	—	740	109	—	713	105
Net income	81,767	88,351	13,012	481,941	168,915	24,879
Less: net income (loss) attributable to non- controlling interest shareholders	152	2,209	324	(76)	1,655	244
Net income attributable to Jiayin Group Inc.	81,615	86,142	12,688	482,017	167,260	24,635
Weighted average shares used in calculating net income per share:
- Basic and diluted	216,100,000	216,100,000	216,100,000	206,307,671	216,100,000	216,100,000
Net income per share:
- Basic and diluted	0.38	0.40	0.06	2.34	0.77	0.11
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	10,769	(8,449)	(1,243)	10,777	(4,878)	(719)
Comprehensive income	92,536	79,902	11,769	492,718	164,037	24,160
Comprehensive income (loss) attributable to non-controlling interest	151	2,151	317	(76)	1,631	240
Total comprehensive income attributable to Jiayin Group Inc.	92,385	77,751	11,452	492,794	162,406	23,920